                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. __ )*
                                   -----------

                             RMH Teleservices, Inc.
    -------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
    -------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   749938 10 6
                  ---------------------------------------------
                                 (CUSIP Number)


           James Pleasant, 1601 Elm Street, Suite 3000, Dallas, Texas
                              75201, (214) 999-3000
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 28, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or
Section 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
------------------------                                  ---------------------
CUSIP NO. 749938 10 6                                        PAGE 2 OF 14 PAGES
-----------------------                                   ---------------------

------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         R-T Investors, LLC
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d)
         or 2(e)                                         [_]
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Nevada
------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
    NUMBER OF                               -0-
       SHARES
                                    -------------------------------------------
   BENEFICIALLY                     8       SHARED VOTING POWER
     OWNE  BY                               4,074,456
       EACH
                                    -------------------------------------------
     REPORTING                      9       SOLE DISPOSITIVE POWER
       PERSON                               -0-
        WITH
                                    -------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                            4,074,456
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         4,074,456

------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*     [_]
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         48.7%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
------------------------                                  ---------------------
CUSIP NO. 749938 10 6                                        PAGE 3 OF 14 PAGES
-----------------------                                   ---------------------


------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jeff Jensen
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                        (b) [ ]
------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d)
         or 2(e)                                         [_]
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
     NUMBER OF                              814,892
       SHARES
                                    ------------------------------------------
   BENEFICIALLY                     8       SHARED VOTING POWER
     OWNED BY                               -0-
        EACH
                                    ------------------------------------------
     REPORTING                      9       SOLE DISPOSITIVE POWER
       PERSON                               814,892
        WITH
                                    ------------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            -0-
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         814,892

------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*     [_]
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.7%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
------------------------                                  ---------------------
CUSIP NO. 749938 10 6                                        PAGE 4 OF 14 PAGES
-----------------------                                   ---------------------

------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jami Jensen
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                                    (b) [ ]
------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d)
         or 2(e)                                         [_]
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
     NUMBER OF                              774,147
       SHARES
                                    ------------------------------------------
   BENEFICIALLY                     8       SHARED VOTING POWER
     OWNED BY                               -0-
        EACH
                                    ------------------------------------------
     REPORTING                      9       SOLE DISPOSITIVE POWER
       PERSON                               774,147
        WITH
                                    ------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                            -0-
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         774,147

------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*     [_]
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.3%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
------------------------                                  ---------------------
CUSIP NO. 749938 10 6                                        PAGE 5 OF 14 PAGES
-----------------------                                   ---------------------

------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Julie Jensen
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                      (b) [ ]
------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d)
         or 2(e)                                         [_]
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
     NUMBER OF                              774,147
       SHARES
                                    ------------------------------------------
   BENEFICIALLY                     8       SHARED VOTING POWER
     OWNED BY                               -0-
        EACH
                                    ------------------------------------------
     REPORTING                      9       SOLE DISPOSITIVE POWER
       PERSON                               774,147
        WITH
                                    ------------------------------------------
                                    10       SHARED DISPOSITIVE POWER
                                             -0-
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         774,147

------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*     [_]
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.3%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
------------------------                                  ---------------------
CUSIP NO. 749938 10 6                                        PAGE 6 OF 14 PAGES
-----------------------                                   ---------------------

------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Janet Jensen
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d)
         or 2(e)                                         [_]
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
     NUMBER OF                              774,147
       SHARES
                                    ------------------------------------------
   BENEFICIALLY                     8       SHARED VOTING POWER
     OWNED BY                               -0-
        EACH
                                    ------------------------------------------
     REPORTING                      9       SOLE DISPOSITIVE POWER
       PERSON                               774,147
        WITH
                                    ------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                            -0-
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         774,147

------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*     [_]
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.3%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
------------------------                                 ---------------------
CUSIP NO. 749938 10 6                                       PAGE 7 OF 14 PAGES
-----------------------                                  ---------------------


------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         James Jensen
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                                    (b) [ ]
------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d)
         or 2(e)                                         [_]
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
     NUMBER OF                              774,147
       SHARES
                                    ------------------------------------------
   BENEFICIALLY                     8       SHARED VOTING POWER
     OWNED BY                               -0-
        EACH
                                    ------------------------------------------
     REPORTING                      9       SOLE DISPOSITIVE POWER
       PERSON                               774,147
        WITH
                                    ------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                            -0-
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         774,147

------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*     [_]
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.3%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
------------------------                                 ---------------------
CUSIP NO. 749938 10 6                                       PAGE 8 OF 14 PAGES
-----------------------                                  ---------------------


------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ronald Jensen
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d)
         or 2(e)                                         [_]
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
     NUMBER OF                              81,488
       SHARES
                                    ------------------------------------------
   BENEFICIALLY                     8       SHARED VOTING POWER
     OWNED BY                               -0-
        EACH
                                    -------------------------------------------
     REPORTING                      9       SOLE DISPOSITIVE POWER
       PERSON                               81,488
        WITH
                                    ------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                           -0-
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         81,488

------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*     [_]
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Less than 1%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
------------------------                                  ---------------------
CUSIP NO. 749938 10 6                                       PAGE 9 OF 14 PAGES
-----------------------                                   ---------------------


------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Gladys Jensen
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                 (b) [ ]
------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         N/A
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d)
         or 2(e)                                         [_]
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
     NUMBER OF                              81,488
       SHARES
                                    ------------------------------------------
   BENEFICIALLY                     8       SHARED VOTING POWER
     OWNED BY                               -0-
        EACH
                                    ------------------------------------------
     REPORTING                      9       SOLE DISPOSITIVE POWER
       PERSON                               81,488
        WITH
                                    ------------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            -0-
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         81,488

------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*     [_]
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Less than 1%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

CUSIP NO. 749938 10 6                                             Page 10 of 14

tem 1.            SECURITY AND ISSUER.

         This Schedule 13D (this "Filing") relates to the common stock, no par value (the "Common Stock"), and voting and other contractual rights relating thereto, of RMH Teleservices, Inc., a Pennsylvania corporation (the "Company"), which has its principal executive offices located at 40 Morris Avenue, Bryn Mawr, Pennsylvania 19010. The purpose of this Filing is to reflect the beneficial ownership of Common Stock by R-T Investors, LLC, a Nevada limited liability company, and its members.

Item 2.           IDENTITY AND BACKGROUND.

1.       (a)      R-T Investors, LLC, a Nevada limited liability company
                  ("RTI")
         (b)      850 Cannon, Suite 200, Hurst, Texas 76054
         (c)      RTI is a limited liability company established for
                  the purpose of making investments.
         (d)      RTI has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e)      RTI has not, during the last five years, been a party
                  to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2.       (a)      Jeff Jensen
         (b)      850 Cannon, Suite 200, Hurst, Texas 76054
         (c)      Jeff Jensen is a 20% member and President of RTI.
         (d)      Jeff Jensen has not, during the last five years, been
                  convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (f)      Jeff Jensen is a citizen of the United States.

3.       (a)      Jami Jensen
         (b)      850 Cannon, Suite 200, Hurst, Texas 76054
         (c)      Jami Jensen is a 19% member of RTI.
         (d)      Jami Jensen has not, during the last five years, been
                  convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (f)      Jami Jensen is a citizen of the United States.

4.       (a)      Julie Jensen
         (b)      850 Cannon, Suite 200, Hurst, Texas 76054
         (c)      Julie Jensen is a 19% member of RTI.
         (d)      Julie Jensen has not, during the last five years,
                  been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (f)      Julie Jensen is a citizen of the United States.

5.       (a)      Janet Jensen
         (b)      850 Cannon, Suite 200, Hurst, Texas 76054
         (c)      Janet Jensen is a 19% member of RTI.
         (d)      Janet Jensen has not, during the last five years,
                  been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (f)      Janet Jensen is a citizen of the United States.

6.       (a)      James Jensen
         (b)      850 Cannon, Suite 200, Hurst, Texas 76054
         (c)      James Jensen is a 19% member of RTI.
         (d)      James Jensen has not, during the last five years,
                  been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (f)      James Jensen is a citizen of the United States.

CUSIP NO. 749938 10 6                                              Page 11 of 14

7.       (a)      Ronald Jensen
         (b)      4001 McEwen, Dallas, Texas 75244
         (c)      Ronald Jensen is a 2% member of RTI. Ronald Jensen also serves as Chairman of the Board of UICI.
         (d)      Ronald Jensen has not, during the last five years, been
                  convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (f)      Ronald Jensen is a citizen of the United States.

8.       (a)      Gladys Jensen
         (b)      850 Cannon, Suite 200, Hurst, Texas 76054
         (c)      Gladys Jensen is a 2% member of RTI.
         (d)      Gladys Jensen has not, during the last five years,
                  been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (f)      Gladys Jensen is a citizen of the United States.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 17, 2000, RTI entered into an option agreement with Advanta Partners LP ("Advanta"), whereby RTI paid Advanta $1,000,000 from its working capital for the option to purchase 2,658,456 shares of the Company's Common Stock (the "Option Agreement"). The Option Agreement provided for the occurrence of certain conditions before any exercise of the option (in whole or in part), including receipt of all necessary approvals, waivers, consents and clearances from government authorities; continuing approval from the Company's Board of Directors; all necessary approvals from the partners of Advanta; and an opinion of counsel to the Company.

On March 7, 2000, RTI exercised the option in part to purchase 398,000 shares of the Company's Common Stock and paid Advanta $2,786,000 from its working capital for those shares. On March 28, 2000, RTI exercised the remainder of the option to purchase 2,260,456 shares of the Company's Common Stock and paid Advanta $15,823,192 from its working capital for those shares.

By separate agreement on March 30, 2000, RTI purchased 1,414,500 shares of the Company's Common Stock from Raymond J. Hansell and MarySue Lucci Hansell for $10,435,920. The purchase price paid to the Hansells was from RTI's working capital.

Item 4. PURPOSE OF TRANSACTION.

In connection with the Option Agreement, the Board of Directors of the Company convened a Special Committee. Subject to a shareholders' agreement in a form satisfactory to the Special Committee (the "Shareholder's Agreement"), the Special Committee approved the transactions contemplated by the Option Agreement, approved RTI as an interested shareholder, and resolved that the provisions of Subchapter F, BCL Sections 2551-2555 would not apply to RTI following the exercise in whole of the Option Agreement. Additionally, two directors on the Board of Directors of the Company, who were nominated by Advanta, agreed to resign upon the exercise in whole of the Option Agreement. The Special Committee agreed to the designation of two directors by RTI following the resignations.

Other than as set forth in the preceding paragraph, the persons signing this Filing do not have any specific plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above; but such persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future.

CUSIP NO. 749938 10 6                                              Page 12 of 14

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) RTI beneficially owns 4,074,456 of the Company's Common Stock, which represents 48.7% of the outstanding Common Stock of the Company. Of the shares deemed to be beneficially owned by RTI, all shares were purchased with working capital.

                  Jeff Jensen is the 20% member of RTI; Jami Jensen, Julie Jensen, Janet Jensen, and James Jensen are each 19% members of RTI; and Ronald Jensen and Gladys Jensen are each 2% members of RTI.

                  The following chart reflect the aggregate number and percentage of the Company's Common Stock owned by each person listed above:


NAME                                     SHARES            PERCENTAGE
----                                     ------            ----------
Jeff Jensen                             814,892               9.7%
Jami Jensen                             774,147               9.3%
Julie Jensen                            774,147               9.3%
Janet Jensen                            774,147               9.3%
James Jensen                            774,147               9.3%
Ronald Jensen                            81,488             Less than
                                                               1%
Gladys Jensen                            81,488             Less than
                                                               1%

                  The percentage calculations are based upon 8,366,721 shares of Common Stock outstanding on January 27, 2000, as reported in the Company's most recent Quarterly Report on Form 10-Q, filed February 14, 2000.

         (b) Under the terms of the Member Agreement, each member of RTI is entitled to vote and dispose of his or her pro rata percentage of the Common Stock.

                  RTI may be deemed to have shared voting and dispositive power over 4,074,456 shares of the Company's Common Stock, but has no sole voting or dispositive power.

                  Jeff Jensen may be deemed to have sole voting and dispositive power over 814,892 shares of the Company's Common Stock.

                  Jami Jensen, Julie Jensen, Janet Jensen and James Jensen may each be deemed to have sole voting and dispositive power over 774,147 shares of the Company's Common Stock.

                  Ronald Jensen and Gladys Jensen may each be deemed to have sole voting and dispositive power over 81,488 shares of the Company's Common Stock.

         (c)      See Item 3.

         (d)      None.

         (e)      Not applicable.

CUSIP NO. 749938 10 6                                             Page 13 of 14

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Under the Shareholders' Agreement, the Company granted RTI the right to designate two members to the Board of Directors of the Company. Under the terms of the Shareholders' Agreement, the Board of Directors of the Company shall consist of the Chief Executive Officer of the Company, two designees appointed by RTI, and at least three independent directors. RTI's right to designate two directors shall terminate if RTI ceases to beneficially own 15% of the voting securities of the Company allowed to vote in the election of directors.

The Shareholders' Agreement also contains provisions relating to certain restrictions on business combinations. RTI has agreed that it and its affiliates will not consummate any tender offer, exchange offer, merger or other business combination, recapitalization or similar transaction involving the Company or any of its subsidiaries unless approved by (i) a majority of the members of the a special committee consisting of all of the independent members of the Board of Directors and (ii) a majority of the unaffiliated shares, or, in the case of a tender offer or exchange offer, the offer has a minimum condition that a majority of the unaffiliated shares shall have been validly tendered and not withdrawn and the offer provides that it will be extended for ten business days after RTI has publicly announced that such minimum condition has been satisfied. In the event of a takeover proposal initiated by a third party and recommended by the Company's Board of Directors, RTI has agreed to vote its shares of Common Stock, which are in excess of 32% of the voting power, in the same proportion as the unaffiliated shares are voted.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Shareholders' Agreement, dated as of March 28, 2000, between RMH Teleservices, Inc. and R-T Investors, LLC.

CUSIP NO. 749938 10 6                                              Page 14 of 14

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                             R-T INVESTORS, LLC


April 14, 2000                               By: /s/ Jeff Jensen
                                                -------------------------------
                                                 Jeff Jensen, President


April 14, 2000                                  /s/ Jeff Jensen
                                                -------------------------------
                                                Jeff Jensen, Individually


April 15, 2000                                  /s/ Jami Jensen
                                                -------------------------------
                                                Jami Jensen, Individually


April 16, 2000                                  /s/ Julie Jensen
                                                -------------------------------
                                                Julie Jensen, Individually


April 17, 2000                                  /s/ Janet Jensen
                                                -------------------------------
                                                Janet Jensen, Individually


April 18, 2000                                  /s/ James Jensen
                                                -------------------------------
                                                James Jensen, Individually


April 19, 2000                                  /s/ Ronald Jensen
                                                -------------------------------
                                                Ronald Jensen, Individually


April 19, 2000                                  /s/ Gladys Jensen
                                                -------------------------------
                                                Gladys Jensen, Individually